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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

     85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

     New York,                     New York                 10004
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     4/13/99
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Berkshire Realty Company, Inc.      Symbol:  BRI
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
                    (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

     --------------------------------
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

          3/4/99
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable Line)

     [_]  Form filed by One Reporting Person

     [X]  Form filed by More than One Reporting Person

================================================================================
             Table I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                             512,203(1)                 I(1)                   (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction
   5(b)(v).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER
                                                                          (Over)
                                                                 SEC 1473 (7-97)

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
BRI OP Limited           Immed.     N/A             Common Stock           4,904,066(1)     (1)            I(1)           (1)
Partnership Units
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:
(1)  See page 3 attached.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                                               April 23, 1999
---------------------------------------------            -----------------------
    **Signature of Reporting Person                                Date
      See page 5 attached.


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                          Page 2
                                                                 SEC 1473 (7-97)

                                     Form 3
                               Continuation Sheet

Item 1:  The Goldman Sachs Group, L.P.
                  85 Broad Street
                  New York, New York 10004
Item 2:  April 13, 1999
Item 4:  Berkshire Realty Company, Inc. - BRI

-------------------------------------------------------------
Instruction 5(b)(v) list of other Reporting Persons:

         This amendment is being filed by The Goldman Sachs Group, L.P. ("GSG"), Whitehall Street Real Estate Limited Partnership XI ("Whitehall"), WXI/BRH Gen-Par, L.L.C. ("WHGP"), WH Advisors, L.L.C. XI ("WH Advisors") and Goldman, Sachs & Co. ("GS&Co.", and, together with GSG, Whitehall, WHGP and WH Advisors, the "Reporting Persons") and amends the Form 3 filed by the Reporting Persons (other than WHGP) on March 4, 1999. The principal business address for each of the Reporting Persons is 85 Broad Street, New York, New York 10004.

Explanation of Responses:

         On April 12, 1999, Berkshire Realty Holdings, L.P., a Delaware limited partnership ("Berkshire Holdings"), was formed in connection with the transactions that are described herein. The general partners of Berkshire Holdings are WHGP, a wholly owned subsidiary of Whitehall, BRE/Berkshire GP L.L.C., an affiliate of Blackstone ("Blackstone GP"), and Aptco Gen-Par, L.L.C., an affiliate of the BCLP Affiliates ("Krupp GP"). The limited partners of Berkshire Holdings are Whitehall, certain other investment limited partnerships and corporations affiliated with GS&Co. and GSG (the "GS Affiliated Investors"), BRE/Berkshire LP L.L.C., an affiliate of Blackstone ("Blackstone LP"), and Aptco Holdings, L.L.C., an affiliate of the BCLP Affiliates ("Krupp LP"). As previously disclosed, Whitehall, Blackstone and BCLP had formed Aptco for the purpose of making a merger proposal for the acquisition of the Company and related transactions. As a result of the formation of Berkshire Holdings, however, Berkshire Holdings and its affiliates, rather than Aptco, will consummate the transactions described herein. As a result of the formation of Berkshire Holdings, the partners of Berkshire Holdings, including WHGP, may be deemed to have joined the "group"(within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) that may have been deemed to have been formed by the Reporting Persons, Blackstone and the BCLP Affiliates. Under the terms of the partnership agreement of Berkshire Holdings, Krupp GP and Krupp LP are required to contribute 512,203 shares of Common Stock and 4,904,066 partnership units ("OP Units") in BRI OP Limited Partnership, a Delaware limited partnership which is the operating partnership of the Company, currently owned by the BCLP Affiliates (the "Contributed Securities") to Berkshire Holdings, prior to the consummation of the Merger (as defined below).* Such obligation and contribution may be interpreted as a "pecuniary interest" of the partners of Berkshire Holdings in such Contributed Securities within the meaning of Section 16.


---------------

* Pursuant to the Amended and Restated Agreement of Limited Partnership of BRI OP Limited Partnership, OP Units are convertible at any time into shares of Common Stock on a one-for-one basis or, at the election of the Company, into cash.

     On April 13, 1999, Berkshire Holdings and BRI Acquisition, LLC, a wholly owned subsidiary of Berkshire Holdings, entered into an Agreement and Plan of Merger, dated as of April 13, 1999, with the Company pursuant to which, on the terms and subject to the conditions set forth therein, among other things, BRI Acquisition, LLC would be merged with and into the Company (provided that, at the option of Berkshire Holdings, upon the satisfaction of certain conditions, the Company would be merged with and into Berkshire Holdings) and the stockholders of the Company (other than the Company, Berkshire Holdings, the subsidiaries of Berkshire Holdings, and stockholders who properly exercise dissenters' rights under Delaware law) would receive in cash $12.25 per share of Common Stock (the "Merger").

     Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons together with the GS Affiliated Investors, Blackstone, Blackstone GP, Blackstone LP, Krupp GP, Krupp LP and the BCLP Affiliates constitute a "person" or "group" for any purpose. Neither the present filing nor anything contained herein shall be construed as an admission that Whitehall and WHGP together with the GS Affiliated Investors, Blackstone, Blackstone GP, Blackstone LP, Krupp GP, Krupp LP and the BCLP Affiliates constitute a "person" or "group" for any purpose other than what they may be deemed to constitute under Section 13(d) of the Exchange Act. The Reporting Persons disclaim beneficial ownership of, and any pecuniary interest in, any shares of Common Stock or OP Units, including the Contributed Securities or any other securities beneficially owned by the BCLP Affiliates, and neither the present filing nor anything contained herein shall be construed as an admission otherwise.

                                     Form 3
                               Continuation Sheet


Item 1:  The Goldman Sachs Group, L.P.
             85 Broad Street
             New York, New York 10004
Item 2:  April 13, 1999
Item 4:  Berkshire Realty Company, Inc. - BRI
---------------------------------------------------------

SIGNATURES:
----------

WHITEHALL STREET REAL ESTATE
LIMITED PARTNERSHIP XI

By:      WH Advisors, L.L.C. XI,
         its general partner


By:   /s/ Elizabeth M. Burban
    ---------------------------------
      Name:  Elizabeth M. Burban
      Title: Vice President

WH ADVISORS, L.L.C. XI


By:   /s/ Elizabeth M. Burban
    ---------------------------------
      Name:  Elizabeth M. Burban
      Title: Vice President

WXI/BRH Gen-Par, L.L.C.


By:   /s/ Elizabeth M. Burban
    ---------------------------------
      Name:  Elizabeth M. Burban
      Title: Vice President

THE GOLDMAN SACHS GROUP, L.P.


By:   /s/ Hans L. Reich
    ---------------------------------
      Name:  Hans L. Reich
      Title: Attorney-in-Fact

GOLDMAN, SACHS & CO.


By:   /s/ Hans L. Reich
    ---------------------------------
      Name:  Hans L. Reich
      Title: Attorney-in-Fact